Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 457)

2009 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS

The Board of Directors (the “Board”) is pleased to announce the unaudited consolidated interim results of O2Micro International Limited and its subsidiaries (the “Company” or the “Group”) for the six months ended June 30, 2009.

UNAUDITED INTERIM FINANCIAL STATEMENTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Six Months Ended June 30,
	2009	2008
NET SALES	$57,715	$78,346
COST OF SALES	24,533	32,657

GROSS PROFIT	33,182	45,689

OPERATING EXPENSES (INCOME)
Research and development(1)	15,982	19,213
Selling, general and administrative(1)	21,252	21,761
Litigation income	—	(2,000)

Total Operating Expenses	37,234	38,974

INCOME (LOSS) FROM OPERATIONS	(4,052)	6,715

NON-OPERATING INCOME (LOSS)
Interest income	828	1,163
Foreign exchange gain (loss)	82	(429)
Other — net	(39)	9

Total Non-operating Income	871	743

INCOME (LOSS) BEFORE INCOME TAX	(3,181)	7,458
INCOME TAX EXPENSE	865	836

NET INCOME (LOSS)	(4,046)	6,622
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(89)	2,617
Unrealized gain (loss) on available-for-sale securities	752	(3,092)
Unrealized pension gain	3	—

Total Other Comprehensive Income (Loss)	666	(475)

COMPREHENSIVE INCOME (LOSS)	$(3,380)	$6,147

EARNINGS (LOSS) PER SHARE:
Basic	$(0.0022)	$0.0035

Diluted	NA	$0.0035

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,842,521	1,886,775

Diluted (in thousands)	NA	1,896,828

Note:
(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$616	$546
Selling, general and administrative	$1,109	$848

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	June 30, 2009	December 31, 2008
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$28,342	$31,844
Restricted cash	1,156	1,153
Short-term investments	86,791	72,344
Accounts receivable — net	14,324	10,578
Inventories	13,316	16,388
Prepaid expenses and other current assets	2,287	2,314

Total Current Assets	146,216	134,621

LONG-TERM INVESTMENTS	13,940	13,199

PROPERTY AND EQUIPMENT — NET	32,290	34,353

OTHER ASSETS
Restricted assets — net	1,406	1,411
Intangible assets	4,597	4,929
Other Assets	4,344	4,760

TOTAL ASSETS	$202,793	$193,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$11,083	$4,120
Income tax payable	175	226
Accrued expenses and other current liabilities	12,216	8,269

Total Current Liabilities	23,474	12,615

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	515	553
FIN 48 tax liabilities	311	302
Other liabilities	23	23

Total Long-term Liabilities	849	878
Total Liabilities	24,323	13,493

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized — 250,000,000 shares	—	—
Ordinary shares at $0.00002 par value per share
Authorized — 4,750,000,000 shares
Issued — 1,848,387,400 and 1,832,788,400 shares as of June 30, 2009 and December 31, 2008, respectively	37	37
Additional paid-in capital	143,854	141,784
Retained earnings	32,700	36,746
Accumulated other comprehensive income	1,879	1,213

Total Shareholders’ Equity	178,470	179,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$202,793	$193,273

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements for the six months ended June 30, 2009 and 2008 have been prepared by the Company, pursuant to Accounting Principles Board Opinion (“APB”) No. 28, “Interim Financial Reporting,” issued by the Accounting Principles Board under generally accepted accounting principles in the United States of America (“U.S. GAAP”). In management’s opinion, the consolidated interim financial statements include all adjustments, consisting of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated interim financial statements be read in conjunction with the consolidated financial statements and the notes thereto, as set forth in the Company’s Annual Report for the year ended December 31, 2008 as filed with both the Stock Exchange of Hong Kong Limited (the “SEHK”) and the U.S. Securities and Exchange Commission.

2.	ACCOUNTS RECEIVABLE, NET

The following is an aging analysis of accounts receivables net of allowances for doubtful receivables at the respective balance sheet dates:

	(In Thousands)
	June 30, 2009	December 31, 2008
	(Unaudited)
0 to 30 days	$13,388	$8,669
31 to 60 days	831	1,720
61 to 90 days	103	118
91 to 120 days	2	26
Over 120 days	—	45

	$14,324	$10,578

3.	NOTES AND ACCOUNTS PAYABLE

The following is an aging analysis of notes and accounts payable at the respective balance sheet dates:

	(In Thousands)
	June 30, 2009	December 31, 2008
	(Unaudited)
0 to 30 days	$11,076	$3,946
31 to 60 days	—	145
61 to 90 days	2	5
Over 90 days	5	24

	$11,083	$4,120

4.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located, including those of United States of America, Taiwan, China, Singapore, South Korea, Japan, and Europe.

During the six months ended June 30, 2009, there have been no material changes to the liability for uncertain tax positions.

5.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)	(Unaudited)
Net income (loss) (in thousands)	$(4,046)	$6,622

Weighted average shares outstanding (in thousands) — basic	1,842,521	1,886,775
Effect of dilutive securities:
Options and RSUs (in thousands)	NA	10,053

Weighted average shares outstanding (in thousands) — diluted	NA	1,896,828

Earnings (loss) per share — basic	$(0.0022)	$0.0035

Earnings per share — diluted	NA	0.0035

6.	CONTINGENCIES

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666. On December 15, 2008, the Company filed a complaint with the United States International Trade Commission in Washington, D.C. The Company alleges that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), Asustek, and LG have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents. The Company seeks an order preventing the importation of the products into the United States.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW. On October 1, 2008, MPS filed a complaint for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed. The Company has filed counterclaims for patent infringement.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Civil Action No. 2:04-CV-32 (TJW). On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict, final judgment of infringement, and permanent injunction against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited. The Federal Circuit further remanded the case to the Eastern District of Texas.

In February 2007, MPS amended its complaint in the Intermediate People’s Court in Chengdu, China alleging that two of the Company’s customers infringe Chinese Patent Number ZL03140709.9.

As of June 30, 2009, the Company deposited an amount of New Taiwan dollars equivalent to $1.4 million with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a counter security in the event the Company does not ultimately succeed in the underlying infringement actions.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of June 30, 2009, no provision for any litigation has been provided.

7.	SEGMENT INFORMATION

Operating segment net sales and operating income (loss) were as follows:

	(In Thousands)
	Six Months Ended June 30,
	2009	2008
	(Unaudited)	(Unaudited)
Net sales
Integrated Circuit Group	$55,906	$77,173
Network Security Group	1,809	1,173

	$57,715	$78,346

Income (loss) from operations
Integrated Circuit Group	$(815)	$10,006
Network Security Group	(3,237)	(3,831)

	$(4,052)	$6,175

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

	(In Thousands)
	Six Months Ended June 30,
	2009	2008
	(Unaudited)	(Unaudited)
China	$46,346	$62,132
Korea	6,451	5,853
Japan	3,700	6,822
Taiwan	630	1,216
Thailand	180	1,743
Other	408	580

	$57,715	$78,346

For the six months ended June 30, 2009, one customer accounted for 10% or more of net sales.

For the six months ended June 30, 2008, three customers accounted for 10% or more of net sales. Sales to these major customers were generated from the Integrated Circuit Group. The percentage of net sales for those customers was as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)	(Unaudited)
A	10.7%	11.2%
B	6.8%	14.2%
C	3.2%	12.6%

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each period, and were as follows:

	(In Thousands)
	June 30, 2009	December 31, 2008
	(Unaudited)
China	$13,676	$13,873
Taiwan	13,530	14,994
U.S.A.	4,975	5,348
Singapore	43	73
Other	66	65

	$32,290	$34,353

DIVIDENDS

We have been advised that “profits” as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of June 30, 2009, we had no funds reserved for distribution to our shareholders.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

No shares were purchased, sold or redeemed during the six months ended June 30, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog, digital, and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

Our net sales for the six months ended June 30, 2009 were $57.7 million, a decrease of $20.6 million or 26.3% from $78.3 million for the six months ended June 30, 2008. This decrease in net sales was due primarily to the worldwide macro-economic decline since the forth quarter of 2008. Although we cannot estimate the extent to which our business will be affected in the future, we will continue to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications applications. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses for the six months ended June 30, 2009 were $37.2 million, a decrease of $1.7 million or 4.5% from $39.0 million for the six months ended June 30, 2008. Our operating expense decreases primarily due to decreased research and development expense of $3.2 million offset by decreased litigation income of $2.0 million. The decrease in research and development expense primarily resulted from our continuous spending control due to the weak global economy.

Our net loss was $4.0 million for the six months ended June 30, 2009 and our net income was $6.6 million for the same period in 2008. The increase in net loss was primarily due to decreased sales, gross margin, and litigation income.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Although we have developed certain internal testing capability, as a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which helps offset the capital we need to invest in these activities. We also use independent assembly suppliers for the production of our systems security solutions products.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Singapore, Taiwan, and the United States, as well as distributors in Japan and China. Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of ordinary shares (“Shares”) on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility. The Company will retain its existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal is conditioned upon (i) the approval of the shareholders by way of an ordinary resolution in a general meeting; (ii) the approval of the listing committee of SEHK; and (iii) the Company having given its shareholders at least three months’ notice of the Proposed Withdrawal.

At the extraordinary general meeting of shareholders of the Company held on May 30, 2009, the shareholders approved the Proposed Withdrawal. Given the shareholder approval, the estimated last day of trading on the SEHK will be in September of 2009.

CORPORATE GOVERNANCE

During the period under review, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Mr. Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. The Board is of the opinion that Board decisions are collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of the Company is not concentrated in any one individual. In addition, as six of the nine members of the Board are non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and internal controls and financial reporting matters including the review of the unaudited interim financials for the period of six months ended June 30, 2009.

By Order of the Board
Sterling Du
Chairman and Chief Executive Officer

Hong Kong, July 31, 2009

As at the date of this announcement, Mr. Sterling Du, Mr. Chuan Chiung “Perry” Kuo and Mr. James Elvin Keim are executive directors whereas Mr. Michael Austin, Mr. Teik Seng Tan, Mr. Lawrence Lai-Fu Lin, Mr. Keisuke Yawata, Mr. Xiaolang Yan and Mr. Ji Liu are independent non-executive directors.

*	For identification purposes only.